# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CDT Equity Inc., CIK 0001896212
CUSIP: 20678X601
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4851 Tamiami Trail North, Suite 200, Naples, Florida (FL), 34103
Date of event which requires filing of this statement: 07/30/2026
Filed by CIK 0001990829
Persons authorized to receive notices and communications: Andrew Regan, Corvus Capital Ltd., FL. 2, Willow House, Cricket Square PO B, Grand Cayman, Cayman Islands (E9), KY1-1107, 44 7766 766766

## Reporting persons
- Corvus Capital Ltd. (CIK 0001990829): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 5,693,706; sole dispositive power 0; shared dispositive power 5,693,706; aggregate amount beneficially owned 5,693,706 (43.7% of the class)
  Comment: The percentage ownership of shares of common stock, par value $0.0001 per share (the "Common Stock"), of CDT Equity Inc., a Delaware corporation (the "Issuer"), set forth in this Schedule 13D (the "Schedule 13D") is based upon 13,043,866 shares of Common Stock outstanding as of August 31, 2026, as provided by the Issuer.
- Andrew Regan: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: personal funds (PF), other (OO); sole voting power 5,600; shared voting power 5,699,306; sole dispositive power 5,600; shared dispositive power 5,699,306; aggregate amount beneficially owned 5,699,306 (43.7% of the class)
  Comment: The percentage ownership of shares of Common Stock set forth in this Schedule 13D is based upon 13,043,866 shares of Common Stock outstanding as of August 31, 2026, as provided by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: CDT Equity Inc.
Address of issuer's principal executive offices: 4851 Tamiami Trail North, Suite 200, Naples, Florida (FL), 34103
Comment: This Amendment No. 6 to Schedule 13D (this "Amendment No. 6"), relating to the shares of common stock, par value $0.0001 per share ("Common Stock"), of CDT Equity Inc., a Delaware corporation formerly known as Conduit Pharmaceuticals Inc. (the "Issuer"), amends and supplements the Schedule 13D (the "Original Schedule 13D"), originally filed by the reporting persons named therein with the Securities and Exchange Commission (the "Commission") on September 29, 2023, as amended by Amendment No. 1 to the Original Schedule 13D, filed by such reporting persons with the Commission on September 19, 2024 ("Amendment No. 1"), as amended by Amendment No. 2 to the Original Schedule 13D, filed by such reporting persons with the Commission on July 31, 2025 ("Amendment No. 2"), as amended by Amendment No. 3 to the Original Schedule 13D, filed by such reporting persons with the Commission on September 22, 2025 ("Amendment No. 3"), as amended by Amendment No. 4 to the Original Schedule 13D, filed by such reporting persons with the Commission on December 22, 2025 (Amendment No. 5"), as amended by Amendment No. 6 to the Original Schedule 13D, filed by such reporting persons with the Commission on May 14, 2026 and, together with the Original Schedule 13D, the "Schedule 13D"). Except as specifically amended below, all other provisions of the Schedule 13D remain in effect. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Schedule 13D. The information contained in "Item 1. Security and Issuer." of the Schedule 13D is not being amended by this Amendment No. 6.

## Item 2. Identity and Background
Name of person filing: "Item 2. Identity and Background." of the Schedule 13D is not being amended by this Amendment No. 6.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: "Item 3. Source or Amount of Funds or Other Consideration." of the Schedule 13D is being amended by this Amendment No. 6 to add the following: On July 30, 2026, the Issuer, Corvus and certain other investors (collectively, the "Investors") of Sarborg Limited, a Cayman Islands company ("Sarborg"), entered into a Securities Purchase Agreement (the "Purchase Agreement") pursuant to which, the Investors sold to the Issuer, and the Issuer acquired from such Investors, an aggregate of 270 shares of Sarborg (the "Sarborg Shares") and in exchange as consideration the Issuer issued to the Investors pre-funded warrants (the "Pre-Funded Warrants") to purchase up to an aggregate of 12,131,770 shares of Common Stock, at an exercise price of $0.0001 per share. Pursuant to the Purchase Agreement, on July 30, 2026, Corvus received Pre-Funded Warrants to purchase up to 5,436,830 shares of Common Stock in exchange for 120 Sarborg Shares. The Pre-Funded Warrants included a Blocker (defined below) as well as a "cashless" exercise provision, wherein the holder of the Pre-Funded Warrant was entitled to receive a number of shares of Common Stock generally equal to the quotient obtained by dividing the market price minus the exercise price divided by the market price (as further described in the Pre-Funded Warrant). The exercisability of the Pre-Funded Warrants was subject to the receipt of Issuer stockholder approval and a 49.99% beneficial ownership limitation provision (the "Blocker"), which Blocker provided that each holder was prohibited from exercising such Pre-Funded Warrants if, as a result of such exercise, such holder, together with its affiliates and any persons acting as a group together with such holder or any of such affiliates, would beneficially own more than 49.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to such exercise. On August 28, 2026, at a special meeting of stockholders, the Issuer's stockholders approved the issuance of Common Stock upon the exercise of the Pre-Funded Warrants in an amount equal to or greater than 20% of the number of shares of Common Stock outstanding prior to such issuance, regardless of whether such shares are issued to one person or group or are more widely distributed. Also on August 28, 2026, following the certification of the results of the Issuer's special meeting of stockholders, Corvus exercised all of its Pre-Funded Warrants pursuant to the "cashless" exercise provision thereof and received 5,436,540 shares of Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction: "Item 4. Purpose of Transaction." of the Schedule 13D is not being amended by this Amendment No. 6.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: "Item 5. Interest in Securities of the Issuer" of the Schedule 13D is hereby amended and restated by this Amendment No. 6 as follows: (a)-(b) The percentage ownership of shares of Common Stock set forth in this Amendment No. 6 is based upon 13,043,866 shares of Common Stock outstanding as of August 31, 2026, as provided by the Issuer on August 31, 2026. Corvus beneficially owns 5,693,706 shares of Common Stock, including 5,692,933 shares of Common Stock owned directly by Corvus and 773 shares of Common Stock owned directly by Manoira Corporation ("Manoira"), of which Corvus is the owner of 99% of its equity interests, which represents approximately 43.7% of the issued and outstanding shares of Common Stock as of August 31, 2026. Dr. Regan beneficially owns 5,699,306 shares of Common Stock, including 5,600 shares of Common Stock held directly by Dr. Regan, 5,692,933 shares of Common Stock owned directly by Corvus and 773 shares of Common Stock owned directly by Manoira, which represents approximately 43.7% of the issued and outstanding shares of Common Stock as of August 31, 2026. Dr. Regan is the Chief Executive Officer and sole shareholder of Corvus. Dr. Regan is the sole director of Manoira of which Corvus is the 99.0% owner of its equity interests. By virtue of these relationships, Dr. Regan may be deemed to beneficially own the shares of Common Stock held of record by each of Corvus and Manoira. Dr. Regan disclaims any such beneficial ownership except to the extent of his pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Reporting Persons have the power to vote or dispose of the shares of Common Stock, or direct the vote or disposition thereof, as follows:

Corvus: (A) Sole power to vote or to direct the vote: 0 (B) Shared power to vote or to direct the vote: 5,693,706 (C) Sole power to dispose or to direct the disposition of: 0 (D) Shared power to dispose or to direct the disposition of: 5,693,706

Dr. Regan: (A) Sole power to vote or to direct the vote: 5,600 (B) Shared power to vote or to direct the vote: 5,693,706 (C) Sole power to dispose or to direct the disposition of: 5,600 (D) Shared power to dispose or to direct the disposition of: 5,693,706. To the Reporting Persons' knowledge, the other individuals named in Item 2 above do not beneficially own any shares of Common Stock.
Transactions in the class effected during the past sixty days: Except as set forth in Item 3 of this Amendment No. 6, none of the Reporting Persons, or, to the knowledge of the Reporting Persons, any of the individuals named in Item 2 above, have engaged in any transaction with respect to the shares of Common Stock during the sixty (60) days prior to the trigger date for the filing of this Amendment No. 6.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Amendment No. 6.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: "Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer" of the Schedule 13D is being amended by this Amendment No. 6 to add the following: The information set forth in Items 3 and 4 with respect to the Purchase Agreement and the Pre-Funded Warrants is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
"Item 7. Material to be filed as Exhibits." of the Schedule 13D is being amended by this Amendment No. 6 to add the following:

16. Form of Pre-Funded Warrant, issued July 30, 2026 (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed with the SEC on July 31, 2026). Form of Securities Purchase Agreement, dated as of July 30, 2026, by and between CDT Equity Inc. and the Investors, including, Corvus Capital Ltd. (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on July 31, 2026).

## Signatures
- Corvus Capital Ltd.: /s/ Andrew Regan, Andrew Regan/Chief Executive Officer (09/02/2026)
- Andrew Regan: /s/ Andrew Regan, Andrew Regan (09/02/2026)